KIRKLAND LAKE GOLD PROVIDES STATEMENT ON COVID-19 VIRUS

Toronto, Ontario - March 29, 2020, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) was informed on Friday, March 27, 2020 that a worker who had been at Detour Lake Mine earlier this month, has tested positive for the COVID-19 virus. The worker arrived at the mine with no symptoms on March 12th, began showing symptoms and self-isolated on March 14th and was taken from site on the morning of March 16th. All protocols were followed while the worker was on site. He received a positive result on Thursday, March 26th and informed the Company on Friday, March 27th.

All Detour Lake Mine employees were notified upon the Company being informed of the positive test on March 27th with instruction to be particularly vigilant in self-monitoring for signs of symptoms, particularly until March 30th (14 days after the worker’s departure from site). Employees were also instructed to complete the Ontario health self-assessment and to self-isolate and consult medical staff if the results indicated a need to do so. In addition, the Company has been informed by public health officials involved in the case, that all persons identified by the worker as having been in close contact have been contacted directly by the Porcupine Health Unit and instructed to seek a medical assessment and to self-isolate if advised to do so. Following a request by the Company, the Porcupine Health Unit visited Detour Lake Mine on Saturday, March 28th to review the Company’s health and safety protocols related to the COVID-19 virus.

The Company is not aware of any workers at Detour Lake Mine, or at any of its other operations or offices, that are showing symptoms or are in self-isolation at site.

At Kirkland Lake Gold, nothing is more important than the health and safety of the Company’s workers, their families and the communities in which they live and work. In response to the unprecedented challenges posed by COVID-19, a number of health and safety protocols have been introduced. The Company’s response to COVID-19 is being constantly reviewed as developments occur and will be adjusted as required to ensure the wellbeing of the Company’s employees.

Health and Safety Protocols

•	Remote work: Employees that can work from home are being instructed to do so.

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Suspension of non-essential work and visits to site: All non-essential work has been suspended, including all exploration activities and the transitioning of Detour Lake Mine to reduced operations (lowering the on-site workforce from approximately 1,100 to 300). All non-essential visits to our operations are now prohibited until further notice.

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Medical screening: All people arriving at work are subject to medical screening; everyone’s temperature is taken and they are required to complete the World Health Organization’s medical questionnaire.

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Site and camp hygiene: Increased cleaning and sanitizing have been introduced, particularly in commonly visited areas; hand washing stations have been added, work areas and equipment are being wiped down with sanitizer after use. (A deep cleaning and disinfection of the worker’s housing quarters and surrounding working areas was completed immediately after learning of the positive test results.)

•	Medical care: Working with medical professionals, processes have been established for the isolation, testing and care of employees showing signs of illness.

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Mandatory social distancing: Start and finish times are being staggered to minimize the gathering of people; chairs are being removed and spaced out in meeting areas and lunchrooms; work teams are being reduced in size and workers separated by floor markings and barriers in confined areas, with meetings largely being done using video conferencing.

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Food safety: Initiatives include adding hand-washing stations in all eating areas; removal of self-service food options (salad bars, etc.), individual wrapping of meals and desserts, keeping silverware and trays behind counters and providing them separately.

•	Job protection: Job protection for workers in quarantine or self-isolation due to COVID-19, or those needing to miss work to care for children during school closures.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding the reduction of operations at the Detour Lake Mine and anticipated effects thereof, the ability of the Detour Lake Mine to fully resume operations effective April 30, 2020, the ability of the Company to continue operations at the Detour Lake Mine in light of the pandemic and the anticipated effects of the Company’s COVID 19 response plan.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic and the risk of future shut downs as a result thereof; future development and growth potential of the Company’s projects; future exploration activities planned at the Canadian and Australian properties; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2018 and financial statements and related MD&A for the financial year ended December 31, 2019 and 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com